Exhibit 1

P  R  E  S  S    R  E  L  E  A  S  E

Company Contacts		IR Agency Contact
Nachum Falek,	Shirley Nakar,	Erik Knettel,
VP Finance & CFO	Director, Investor Relations	The Global Consulting Group
AudioCodes	AudioCodes	Tel: +1-646-284-9415
Tel: +972-3-976-4000	Tel: +972-3-976-4000	eknettel@hfgcg.com
nachum@audiocodes.com	shirley@audiocodes.com

AudioCodes Reports Third Quarter 2006 Results

Quarterly Revenues Increased to a Record $40.1 Million,
Up 20.5% Sequentially and 34.9% Year-over-Year

Lod, Israel – November 6, 2006 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the third quarter ended September 30, 2006. Third quarter 2006 financial results reflect the consolidation of Nuera Communications (“Nuera”) financial results of operation beginning on July 6, 2006 and Netrake Corporation (“Netrake”) as of August 14, 2006.

Revenues for the third quarter were a record $40.1 million compared to $33.3 million for the quarter ended June 30, 2006 and $29.7 million for the third quarter ended September 30, 2005. Third quarter 2006 revenues grew 20.5% sequentially and increased 34.9% compared to the third quarter of 2005.

Net income for the third quarter of 2006 was $676 thousand, or $0.02 per diluted share, compared to net income of $3.3 million, or $0.07 per diluted share, in the second quarter of 2006 and net income of $3.5 million, or $0.08 per diluted share, in the third quarter of 2005. SFAS No. 123R became applicable to the Company effective January 1, 2006. As a result, the Company recorded $ 2.4 million of stock-based compensation expense in the third quarter of 2006 and $1.8 million of stock-based compensation expense in the second quarter of 2006. In addition, the Company recorded $849 thousand of amortization expenses related to the acquisition of Nuera and Netrake. Excluding this stock-based compensation expense and amortization expenses related to the Nuera and Netrake acquisitions, net income on a non-GAAP basis was $3.6 million, or $0.08 per diluted share1, in the third quarter of 2006 and $5.1 million, or $0.11 per diluted share, in the second quarter of 2006. Non-GAAP net income, which excludes the effect of stock-based compensation expense and amortization expenses related to the acquisition of Nuera and Netrake, is reported in order to facilitate financial results tracking and comparison with previously reported financial results.

1 Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits and structured notes were $135.8 million as of September 30, 2006 compared to $232.9 million as of June 30, 2006 and $217.1 million as of September 30, 2005. The sequential and year-over-year decline was primarily attributable to $96.2 million in cash expenditures related to the acquisitions of Nuera and Netrake during the third quarter of 2006.

“The third quarter marked our twentieth consecutive quarter of sequential revenue growth and five years of continued progress and emergence as a leading player in the VoIP networking industry,” stated Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “We continued to enjoy new design wins with leading OEM vendors, grew our networking business, and increased our focus on sales to service providers and leading enterprise vendors both directly and through our partners. We made important progress in our investments and gained further market acceptance in media servers and the low and mid density media gateway products. Most notable among our third quarter accomplishments were the completion of the acquisitions of Nuera Communications and Netrake Corporation. We are pleased with our progress to date with the integration of Nuera’s and Netrake’s activities with our global operations and plan to complete their successful integration in coming quarters. These acquisitions increase our market share in the media gateway market mainly in the evolving cable and wireline markets in North America and Asia Pacific, and provide new growth engines in the evolving session border controller and security gateways market. Coupling this expanded portfolio of products with our global sales presence and solid financial resources strengthens our ability to serve our OEM partners and the global service providers market.”

“This quarter we continued to reorganize our sales operations in order to achieve more effective sales process and growth in our business. We enjoyed a recovery in sales in our Blades business as a result of the re-organization and more focused operation in our sales force in North America in the second quarter. In addition, we have re-organized our sales operations to service providers in North America in order to provide better service and more focused efforts towards our customers.” “Additionally, we have introduced a new transcoding blade product line, and announced new partners and cooperation with market players such as Broadsoft, Avaya, Digium and others,” said Shabtai Adlersberg.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on Tuesday, November 7, 2006 to discuss the third quarter 2006 financial results, which will be simultaneously Webcast, at 9:00 a.m. Eastern Time. Investors are invited to listen to the call live via Webcast at the AudioCodes corporate Website at http://www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NASDAQ: AUDC), Your Gateway to VoIP, provides innovative, reliable and cost-effective Voice over Packet (VOP) technology and Voice Network products to OEMs, Network Equipment Providers, Service Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway and media processing technologies (based on VoIPerfect(TM) – AudioCodes’ underlying, best-of-breed, core media gateway architecture) and Session Border Controllers (SBCs). The Company is a market leader in product development, focused on VoIP Media Gateway, Media Server and SBC technologies and network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past few years and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. The Company is a VoIP technology leader focused on quality, having recently received a number one ranking from ETSI for outstanding voice quality in its media gateways and media servers. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, enhanced voice services and video markets. AudioCodes enabling technology products include VoIP and CTI communication blades, VoIP media gateway processors and modules, and CPE devices. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,652	$70,957
Short-term bank deposits and structured notes	28,595	61,929
Short-term marketable securities and accrued interest	28,465	9,863
Trade receivables, net	26,061	17,990
Other receivables and prepaid expenses	5,301	4,891
Inventories	15,828	11,562

Total current assets	126,902	177,192

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	30,183	27,781
Long-term marketable securities	25,930	49,791
Investments in companies	2,439	1,112
Deferred tax assets	5,766	2,489
Severance pay funds	6,849	5,406

Total long-term investments	71,167	86,579

PROPERTY AND EQUIPMENT, NET	7,282	6,494

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	23,726	3,279

GOODWILL	105,220	18,679

Total assets	$334,297	$292,223

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$9,113	$7,774
Other payables and accrued expenses	27,592	18,620

Total current liabilities	36,705	26,394

DEFFERRED TAX LIABILITIES	7,392	-

ACCRUED SEVERANCE PAY	7,563	5,887

SENIOR CONVERTIBLE NOTES	120,970	120,836

Total shareholders' equity	161,667	139,106

Total liabilities and shareholders' equity	$334,297	$292,223

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Revenues	$104,740	$85,187	$40,111	$29,728

Cost of revenues	43,118	34,704	16,861	12,130

Gross profit	61,622	50,483	23,250	17,598

Operating expenses:
Research and development, net	24,715	17,959	10,171	6,190
Selling and marketing	26,446	18,984	10,266	6,654
General and administrative	6,236	4,383	2,538	1,537

Total operating expenses	57,397	41,326	22,975	14,381

Operating income	4,225	9,157	275	3,217
Financial income, net	3,063	1,508	711	634
Equity in losses of affiliated companies	672	598	286	128

Income before taxes on income	6,616	10,067	700	3,723
Taxes on income, net	410	535	24	247

Net income	$6,206	$9,532	$676	$3,476

Basic net earnings per share	$0.15	$0.24	$0.02	$0.09

Diluted net earnings per share	$0.14	$0.22	$0.02	$0.08

Weighted average number of shares used in computing basic net earnings per share (in thousands)	41,596	40,212	41,985	40,413

Weighted average number of shares used in computing
diluted net earnings per share (in thousands)	43,971	43,075	43,733	42,818

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Revenues	$104,740	$85,187	$40,111	$29,728

Cost of revenues *) **)	42,104	34,704	16,099	12,130

Gross profit	62,636	50,483	24,012	17,598

Operating expenses:
Research and development, net *)	22,490	17,959	9,312	6,190
Selling and marketing *) **)	23,687	18,984	9,101	6,654
General and administrative *)	5,145	4,383	2,122	1,537

Total operating expenses	51,322	41,326	20,535	14,381

Operating income	11,314	9,157	3,477	3,217
Financial income, net	3,063	1,508	711	634
Equity in losses of affiliated companies	672	598	286	128

Income before taxes on income	13,705	10,067	3,902	3,723
Taxes on income, net	701	535	315	247

Non-GAAP net income	$13,004	$9,532	$3,587	$3,476

Non-GAAP diluted net earnings per share	$0.29	$0.22	$0.08	$0.08

Weighted average number of shares used in
computing non-GAAP diluted net earnings per
share (in thousands)	50,651	43,075	50,414	42,818

*)     Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006

**)     Excluding amortization of intangible assets related to the acquisition of Nuera and Netrake during the third quarter of 2006. Amortization expenses included in cost of revenues and selling and marketing expenses for the third quarter of 2006 were $594 thousands and $255 thousands respectively.

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands
	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Cash flows from operating activities:
Net income	$6,206	$9,532	$676	$3,476
Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	3,628	2,424	1,904	844
Net loss from sale of marketable securities	15	-	-	-
Amortization of marketable securities premiums
and accretion of discounts, net	173	82	51	59
Equity in losses of affiliated companies	672	598	286	128
Increase in accrued severance pay, net	233	71	162	80
Stock-based compensation expenses	6,240	30	2,353	10
Amortization of senior convertible notes
discount and deferred charges	149	143	50	49
Decrease (increase) in accrued interest on
marketable securities, bank deposits and
structured notes	345	(69)	597	-
Decrease (increase) in deferred tax assets	(43)	-	166	-
Decrease (increase) in trade receivables, net	(4,621)	(2,787)	(2,657)	467
Decrease (increase) in other receivables and
prepaid expenses	(340)	234	565	390
Decrease (increase) in inventories	(1,687)	(364)	126	(1,064)
Increase (decrease) in trade payables	(1,080)	272	(2,105)	(2,007)
Increase (decrease) in other payables and
accrued expenses	(3,423)	(320)	(4,034)	715
Decrease in deferred tax liabilities	(291)	-	(291)	-
Other	-	(12)	-	-

Net cash provided by (used in) operating activities	6,176	9,834	(2,151)	3,147

Cash flows from investing activities:
Investment in short-term and Long-term
marketable securities	(20,000)	(48,014)	(20,000)	(28,696)
Investment in short-term bank deposits	-	(33,969)	-	(33,969)
Proceeds from sale and maturity of marketable
securities	4,979	-	3,000	-
Proceeds from bank deposits	51,300	-	28,300	-
Investments in companies	(3,799)	(1,605)	(1,686)	(1,297)
Payment for acquisition of Nuera*)	(82,520)		(82,520)
Payment for acquisition of Netrake*)	(10,019)		(10,019)
Purchase of property and equipment	(1,720)	(1,473)	(724)	(513)
Proceeds from sale of property and equipment	-	96	-	-
Investment in structured notes	-	(20,000)	-	(10,000)
Proceed from structured notes called by the bank		10,000		10,000
Payment for acquisition of Ai-Logix	-	(10,000)	-	-

Net cash provided by (used in) investing activities	(61,779)	(104,965)	(83,649)	(64,475)

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Cash flows from financing activities:
Issuance costs for senior convertible notes	-	(84)	-	-
Repayment of loan from bank	(1,666)	-	(1,666)	-
Proceeds from issuance of shares upon exercise of
options and employee stock purchase plan	8,964	3,622	1,605	1,441

Net cash provided by) used in) financing activities	7,298	3,538	(61)	1,441

Decrease in cash and cash equivalents	(48,305)	(91,593)	(85,861)	(59,887)
Cash and cash equivalents at the beginning of the period	70,957	166,832	108,513	135,126

Cash and cash equivalents at the end of the period	$22,652	$75,239	$22,652	$75,239

*) Excluding cash and cash equivalents